July 8, 2015	News Release 15–13

SILVER STANDARD PROVIDES Q2 2015 PRODUCTION RESULTS AND INCREASES 2015 PRODUCTION GUIDANCE
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides its second quarter 2015 operational results and reports revised full year 2015 production guidance for its Marigold and Pirquitas mines.

Highlights:

▪	Exceeded gold production schedule at Marigold: Delivered approximately 48,700 ounces of gold, on track to achieve improved 2015 production guidance.

▪	Continued strong production at Pirquitas: Produced 2.4 million ounces of silver, well-positioned to deliver record annual silver production.

▪
Increased material movement at Marigold: Daily material moved increased to more than 209,000 tonnes, a 1.5% increase over the first quarter, continuing the trend of more efficient mine operating performance.

▪
Increased full year 2015 production guidance: Marigold mine production guidance increased to 195,000 to 205,000 ounces gold from 160,000 to 175,000 ounces gold. Pirquitas mine production guidance increased to 9.5 to 10.5 million ounces silver from 9 to 10 million ounces silver.

“In the second quarter of 2015, both mines delivered strong operating results, ahead of schedule, with silver equivalent production for the quarter totaling six million ounces,” said John Smith, President and CEO. “Our success through the first half of 2015 coupled with our confidence in the continued strong performance of our assets has led to our improved 2015 production guidance. Our team’s pursuit of efficiencies and creative thinking, is leading to stronger operations that are delivering sustainable, long-term shareholder value.”

Pirquitas mine, Argentina

		Q2 2015	Q1 2015	% Change
Total material mined	kt	3,087	3,355	(8.0%)
Waste removed	kt	2,320	2,585	(10.3%)
Strip ratio	w/o	3.0	3.4	(11.8%)
Silver mined grade	g/t	172	184	(6.5%)
Zinc mined grade	%	0.69%	0.73%	(5.5%)
Ore milled	kt	347	379	(8.4%)
Silver mill feed grade	g/t	262	267	(1.9%)
Zinc mill feed grade	%	0.69%	0.89%	(22.5%)
Silver recovery	%	83.7%	83.9%	(0.2%)
Zinc recovery (zinc concentrate)%		51%	51%	0.0%
Silver produced	‘000 oz	2,443	2,732	(10.6%)
Zinc produced (zinc concentrate)	‘000 lbs	2,674	3,837	(30.3%)
Silver sold	‘000 oz	2,623	2,909	(9.8%)
Zinc sold (zinc concentrate)	‘000 lbs	4,936	2,769	78.3%
Note: Percent changes are calculated using rounded numbers presented in the table.

The Pirquitas mine produced 2.4 million ounces of silver during the second quarter of 2015, lower than the quarterly record of 2.7 million ounces produced in the first quarter. The quarter-on-quarter decrease in silver production is primarily due to an 11-day planned mill maintenance shutdown during the second quarter of 2015. The impact of the shutdown was contemplated in our initial 2015 silver and zinc production guidance. The mine also produced 2.7 million pounds of zinc in zinc concentrate during the second quarter. We recognized sales of 2.6 million ounces of silver and 4.9 million pounds of zinc for the quarter.

Ore was milled at an average rate of 3,815 tonnes per day in the second quarter of 2015. Excluding the mill shutdown, the average milling rate was 4,339 tonnes per day, higher than the 4,208 tonnes per day milled in the first quarter. Ore milled contained an average silver grade of 262 g/t, 2% lower than the 267 g/t reported in the first quarter. The average recovery rate for silver was 83.7%, consistent with the average recovery rate in the previous quarter.

Marigold mine, U.S.

		Q2 2015	Q1 2015	% Change
Total material mined	kt	19,051	18,556	2.7%
Waste removed	kt	14,163	14,861	(4.7%)
Strip ratio	w/o	2.9	4.0	(27.5%)
Ore to leach pad	kt	4,888	3,695	32.3%
Gold grade to leach pad	g/t	0.33	0.59	(44.1%)
Gold recovery	%	68%	75%	(9.3%)
Gold produced	oz	48,685	55,598	(12.4%)
Gold sold	oz	48,121	55,865	(13.9%)
Note: Percent changes are calculated using rounded numbers presented in the table.

The Marigold mine produced 48,685 ounces of gold, lower than the first quarter 2015 production of 55,598 ounces of gold due to the expected reduction in mine grade. Gold sales totaled 48,121 ounces for the quarter.

A total of 19.1 million tonnes of material was mined in the second quarter of 2015, compared to 18.6 million tonnes mined in the first quarter of 2015. Approximately 4.9 million tonnes of ore were delivered to the heap leach pads at a grade of 0.33 g/t gold, which represents approximately 34,670 recoverable ounces of gold stacked during the quarter. The grade mined in the second quarter declined, as expected, due to the nature of the ore mined and the additional lower grade ore placed on the leach pads. As a result of the additional lower grade ore, the gold recovery rate was 68% in the second quarter, compared to 75% in the first quarter, and does not represent a change to life of mine average recoveries.

2015 Revised Production Outlook

For the full year 2015, we expect:

Guidance		Pirquitas mine	Marigold mine	% Change from Previous
Gold Production	oz	–	195,000 – 205,000	19%
Silver Production	Moz	9.5 – 10.5	–	5%
Zinc Production	Mlb	10.0 – 12.0	–	–

Gold production guidance at the Marigold mine has been increased to 195,000 to 205,000 ounces, a 19% increase compared to our previous gold production guidance of 160,000 to 175,000 ounces. Gold production in the first half of 2015 was 104,283 ounces.

The primary contributor to the 2015 gold production guidance increase is the results from the assay program initiated in January 2015, as reported in our news release dated July 6, 2015. The results of the assay program confirm the presence of historic “zero” value drillhole intercepts with gold grade above the current Mineral Resources cut-off grade of 0.065 g/t payable gold. The assay data indicate the existence of additional low grade mineralization not contained within the existing Mineral Resources estimate. The result is additional gold ounces expected to be produced in 2015. This is attributed to an increase in ore tonnage previously designated as waste tonnage and is expected to lower the 2015 strip ratio at the Mackay Phase 3 pit. We are continuing with the assay program and will apply the results, where applicable, to the Marigold life of mine plan with results expected to be completed later in 2015 and 2016.

In our second quarter earnings release we will advise on cost implications at the Marigold mine resulting from the assay program and revised gold production guidance.

Silver production guidance at the Pirquitas mine has been increased to 9.5 to 10.5 million ounces, 5% higher than the previous silver production guidance of 9 to 10 million ounces. Silver production in the first half of 2015 was 5.2 million.

Contributing, in part, to the revised guidance at the Pirquitas mine are mining operations, which continue to experience better ore availability and higher silver grade, consistently demonstrating an improved relationship between the Mineral Resources model and mined ore production. As mining has progressed deeper through higher silver grade portions of the San Miguel Phase 2 open pit, fresh sulphide ore feed and process control improvements have positively impacted plant operating performance leading to higher silver production. At the Pirquitas mine, we remain focused on costs and driving further operational efficiencies that will sustain cash flows in a lower silver price environment while pursuing alternatives for mine life extension.

In our second quarter earnings release we will advise on cost implications at the Pirquitas mine resulting from our revised silver production guidance.

Qualified Persons

The scientific and technical data contained in this news release relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, ACSM, P.Eng., a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Director, Metallurgy. The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under NI 43-101 and our Technical Services Manager at the Marigold mine.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash costs and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental laws and regulations, including health, safety and environmental laws and regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: our ability to carry on our exploration and development activities; our ability to meet our obligations under our property agreements; the timing and results of drilling programs; the discovery of Mineral Resources and Mineral Reserves on our mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain financing as and when required and on reasonable terms; and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.
Cautionary Note Regarding Non-GAAP Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs per payable ounce of silver or gold sold. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.